UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

A.O. Smith Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

831865209

(CUSIP Number)

with a copy to:

Mark D. Gerstein Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	Wesley A. Ulrich c/o Smith Investment Company 11270 West Park Place Milwaukee, Wisconsin 53224 (414) 359-4030

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 2, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Smith Investment Company 39-6043416
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 9,626,328 (See Item 5)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 9,626,328 (See Item 5)
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,626,328 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.2% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arthur O. Smith N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,734 (See Item 5)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 4,734 (See Item 5)
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,734 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce M. Smith N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,649 (See Item 5)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 2,649 (See Item 5)
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,649 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON OO

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed by Smith Investment Company, a Nevada corporation (“SICO”), with respect to its beneficial ownership of shares of Common Stock, par value $1.00 per share (the “Common Stock”), of A. O. Smith Corporation, a Delaware corporation (“AOS”), including shares of Common Stock issuable upon the conversion of Class A Common Stock, par value $5.00 per share (the “Class A Common Stock”), of AOS held by SICO. This Amendment amends the Schedule 13D originally filed by SICO with the Securities and Exchange Commission, on February 16, 1988, as amended by Amendment No. 1, dated February 27, 1998 (such original Schedule 13D, as previously amended and as further amended hereby, the “Schedule 13D”).

Messrs. Arthur O. Smith and Bruce M. Smith (the “Other Reporting Persons”) are filing this Amendment because they may be deemed to be controlling shareholders of SICO and have indirect beneficial ownership of the Common Stock reported as beneficially owned by SICO. Each Other Reporting Person disclaims beneficial ownership of the Common Stock reported as beneficially owned by SICO, and the filing of this Amendment shall not be construed as an admission that the Other Reporting Person is the beneficial owner of any such securities.

ITEM 1.	SECURITY AND ISSUER.

The Schedule 13D relates to the Common Stock, par value $1.00 per share, of A.O. Smith Corporation, a Delaware corporation. The address of the principal executive office of AOS is 11270 West Park Place, Milwaukee, Wisconsin 53224.

ITEM 2.	IDENTITY AND BACKGROUND.

The name and business address of SICO is Smith Investment Company, a Nevada corporation, 11270 West Park Place, Milwaukee, Wisconsin 53224. The principal businesses of SICO are: (i) holding the Common Stock and the Class A Common Stock as described in Item 5, (ii) multicolor printing and related services, which it engages in through its wholly-owned subsidiary Berlin Industries, Inc., and (iii) commercial warehousing, trucking and packaging, which it engages in through its wholly-owned subsidiary Central States Distribution Service, Inc.

The name, business address and present principal occupation or employment of the Other Reporting Persons and each executive officer and director of SICO is set forth on Annex A. All of the individuals listed on Annex A are U.S. citizens.

During the last five years, none of SICO, any of its executive officers or directors, or the Other Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of SICO, any of its executive officers or directors, or the Other Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

SICO beneficially owns an aggregate of 9,626,328 shares of Common Stock, which includes 8,067,252 shares of Common Stock that are issuable upon conversion of Class A Common Stock held by SICO. SICO separately reports its ownership of the Class A Common Stock on a Schedule 13G filed with the Securities and Exchange Commission. The shares of Common Stock reported as beneficially owned by SICO were acquired over a number of years, including prior to the initial public offering of AOS and subsequently as a result of open market purchases and stock dividends.

ITEM 4.	PURPOSE OF TRANSACTION.

On February 2, 2008, SICO made a proposal to AOS for a business combination transaction that would result in the shareholders of SICO having direct ownership of the same number and type of AOS shares currently held by SICO. We refer to the transaction contemplated by the SICO proposal as the “proposed transaction”. SICO’s common stock has been valued at a significant discount to the underlying value of the AOS shares currently held by SICO. The proposed transaction is intended to allow SICO’s shareholders to realize the underlying value of SICO’s holdings in AOS, and provide enhanced liquidity to SICO’s shareholders.

Pursuant to the proposed transaction, SICO would be merged with a newly formed subsidiary of AOS. We refer to this merger as the “proposed merger”. In the proposed merger, SICO’s common stock would be exchanged for newly issued shares of Class A Common Stock and Common Stock. Because the total number and type of AOS shares issued in the proposed merger would equal the number and type of AOS shares currently held by SICO, there would be no net change to the number of outstanding AOS shares. For a further description of the SICO proposal, please see the letter from SICO to AOS, dated February 2, 2008, with respect to the SICO proposal (the “Proposal Letter”), a copy of which is attached as Exhibit 1 hereto and is incorporated herein by reference, and the related press release issued by SICO on February 4, 2008, a copy of which is attached as Exhibit 2 hereto and is incorporated herein by reference.

SICO does not believe that AOS has sufficient authorized shares to issue the new shares of Class A Common Stock required in the proposed merger. Therefore, to facilitate the proposed merger, AOS would be required to amend its certificate of incorporation to increase the number of authorized shares of Class A Common Stock. After completing the proposed merger, the SICO proposal contemplates that the AOS shares currently held by SICO would be cancelled, and the number of authorized Class A Common Stock would be reduced so that the number of authorized and unissued shares of Class A Common Stock would remain unchanged as a result of the proposed transaction.

Prior to completing the proposed merger, SICO intends to distribute in a taxable transaction substantially all of its assets (other than its holdings in AOS) to SICO’s shareholders. SICO’s assets to be distributed include SICO’s multicolor printing and related services businesses, conducted through its wholly-owned subsidiary Berlin Industries, Inc., and commercial warehousing, trucking and packaging businesses, conducted through its wholly-owned subsidiary Central States Distribution Service, Inc. The SICO proposal contemplates that substantially all of SICO’s pre-closing liabilities would be discharged or assumed by the entity or entities in which SICO’s other assets are held.

A special committee comprised of two independent directors from SICO’s board of directors recommended the making of the SICO proposal. The SICO special committee was formed to consider possible transactions on behalf of the shareholders of SICO other than certain members of the Smith family and trusts for the benefit of certain members of the Smith family. The SICO special committee has engaged independent financial and legal advisors to assist it in completing its review. SICO’s board of directors has agreed that it will not approve any transaction without the prior recommendation of the SICO special committee.

Before recommending the proposal, the SICO special committee consulted with certain SICO shareholders holding in the aggregate a majority of SICO’s common stock. These shareholders separately indicated to the SICO special committee that they would support a transaction on substantially the terms of the SICO proposal. These shareholders also separately indicated to the SICO special committee that they would not support any alternative transaction that resulted in a sale of SICO or otherwise eliminated or limited the dual class voting structure at AOS.

The SICO proposal is preliminary, and remains subject to negotiation of definitive documentation; approval of SICO’s special committee and board of directors; approval of AOS’s board of directors; approval by the shareholders of SICO and AOS; and satisfaction of the other conditions set forth in the Proposal Letter. As of February 4, 2008, AOS and its advisors have not yet had an opportunity to respond to the SICO proposal. There can be no assurance that the proposed transaction or any other transaction will result from the SICO proposal. SICO has sought and may in the future seek the views of, hold discussions with and respond to inquiries from SICO’s shareholders, including members of the Smith family and trusts for the benefit of members of the Smith family, and/or the board of directors, officers or representatives of AOS, as well as other persons, regarding the SICO proposal and alternatives thereto. In connection with these and other plans or proposals that SICO may develop, SICO may make and negotiate proposals to and with AOS and/or such other persons concerning the SICO proposal and alternatives thereto, and may enter into agreements with AOS and/or such other persons in connection with those negotiations and proposals.

Except as set forth herein, SICO and the Other Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. SICO and the Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Smith Investment Company

SICO beneficially owns an aggregate of 9,626,328 shares of Common Stock, which includes 8,067,252 shares of Common Stock that are issuable upon conversion of Class A Common Stock held by SICO. This aggregate amount represents approximately 32.2% of the outstanding Common Stock (including, solely for purposes of computing this percentage, Common Stock deemed to be outstanding upon conversion of Class A Common Stock held by SICO). SICO has the sole power to vote or direct the vote of and to dispose of or direct the disposition of all of the Common Stock listed as beneficially owned by SICO.

Other Reporting Persons

The Other Reporting Persons may be deemed to be controlling shareholders of SICO and, as a result, have indirect beneficial ownership of the Common Stock reported as beneficially owned by SICO. Mr. Bruce M. Smith is Chairman and Chief Executive Officer of SICO and is a director of AOS. Mr. Arthur O. Smith is a director of SICO. He retired as Chairman and Chief Executive Officer of SICO in January 1999. Mr. Bruce M. Smith beneficially owns 75,696 shares of the outstanding common stock of SICO, which are held in trusts for the benefit of Mr. Bruce M. Smith, and 102,372 shares of the outstanding common stock of SICO are held in various trusts for the benefit of the wife and issue of Mr. Bruce M. Smith. Mr. Arthur O. Smith beneficially owns 172,034 shares of the outstanding common stock of SICO, including shares held in a trust for the benefit of Mr. Arthur O. Smith, his wife beneficially owns 6,970 shares of the outstanding common stock of SICO and 463,116 shares of the outstanding common stock of SICO are held in various trusts for the benefit of the wife and issue of Mr. Arthur O. Smith. In addition, Messrs. Smith are trustees of various trusts for the benefit of persons other than themselves, their wives and issue, which trusts hold an aggregate of 823,153 shares of the common stock of SICO. With respect to the 823,153 shares of the common stock of SICO held in trust for the benefit of persons other than Messrs. Smith and their wives and issue, Mr. Arthur O. Smith is sole trustee of trusts holding 11,000 shares of the common stock of SICO and holds all investment and voting power with respect to such trusts and Mr. Arthur O. Smith or Mr. Bruce M. Smith are co-trustees with at least one other person and hold shared investment and voting power with respect to the trusts holding the remaining shares. The shares of common stock of SICO held beneficially by Messrs. Smith and their wives, together with shares held by Messrs. Smith in trust for the benefit of others, comprised 49.5% of the 3,317,066 outstanding shares of common stock of SICO on the date hereof. Messrs. Smith disclaim that any of the foregoing relationships or interests in the common stock of SICO constitute beneficial ownership of any Common Stock, and each Other Reporting Person disclaims beneficial ownership of the Common Stock reported as beneficially owned by SICO.

Excluding the shares of Common Stock reported as beneficially held by SICO, as to which Mr. Arthur O. Smith disclaims beneficial ownership, Mr. Arthur O. Smith beneficially owns 4,734 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock. Mr. Arthur O. Smith has the sole voting and dispositive power with respect to these shares.

Excluding the shares of Common Stock beneficially held by SICO, as to which Mr. Bruce M. Smith disclaims beneficial ownership, Mr. Bruce M. Smith beneficially owns 2,649 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock. Mr. Bruce M. Smith has the sole voting and dispositive power with respect to these shares. Mr. Bruce M. Smith also has deferred receipt of stock awards representing a total of 4,554 shares of Common Stock under AOS’s Corporate Directors’ Deferred Compensation Plan. AOS treats these deferred stock awards as restricted stock units.

Executive Officers and Directors of SICO.

Mr. Edward E. Barr, a director of SICO, does not beneficially own any shares of Common Stock.

Mr. Glen R. Bomberger, a director of SICO, beneficially owns an aggregate of 33,000 shares of Common Stock, which represents approximately 0.2% of the outstanding Common Stock. Mr. Bomberger has the sole voting and dispositive power with respect to these shares.

Mr. Jere D. McGaffey, a director of SICO, beneficially owns an aggregate of 450 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock. Mr. McGaffey has the sole voting and dispositive power with respect to these shares.

Mr. Arthur O. Smith, III, a director of SICO, may be deemed to have beneficial ownership of 752.5 shares of Common Stock that he holds indirectly through the A. O. Smith Profit Sharing Retirement Plan. This represents less than 0.1% of the outstanding Common Stock.

Mr. Harold M. Stratton, II, a director of SICO, is co-trustee of a trust that holds 1,000 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock. Mr. Stratton has shared voting and dispositive power with respect to these shares.

Mr. Wesley A. Ulrich, an executive officer of SICO, beneficially owns an aggregate of 1,000 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock. Mr. Ulrich has the sole voting and dispositive power with respect to these shares.

Please see “—Other Reporting Persons” above for a description of the shares of Common Stock that may be deemed to be beneficially held by Mr. Bruce M. Smith and Mr. Arthur O. Smith.

None of SICO, any of its executive officers or directors, or the Other Reporting Persons has effected any transactions in the Common Stock or the Class A Common Stock during the past sixty days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

SICO has pledged 2,700,000 shares of Class A Common Stock to secure a promissory note issued by SICO to Aid Association for Lutherans (now known as Thrivent Financial for Lutherans) (the “Pledgee”) under a loan agreement. As of the date hereof, the outstanding principal amount of the promissory note is $10,000,000. Upon the occurrence of an event of default, the Pledgee has the right to vote or, after notice, to sell the pledged shares of Class A Common Stock to satisfy the obligations of SICO under the promissory note. The Pledgee also has the right, upon the occurrence of and during the continuation of an event of default, to receive dividends on the pledged shares of Class A Common Stock. The loan agreement requires that SICO pledge additional shares, if necessary, to ensure that the value of the pledged securities exceeds 200% of the outstanding principal amount of the promissory note, plus interest thereon for one quarter. The loan agreement includes a negative pledge with respect to 6,000,000 shares of Class A Common Stock (including shares already pledged by SICO). For further information, please see the Loan Agreement, dated August 30, 2001, between Smith Investment Company and Aid Association for Lutherans, a copy of which is attached as Exhibit 3 hereto and is incorporated herein by reference, and the Pledge Agreement, dated August 30, 2001, between Smith Investment Company and Aid Association for Lutherans, a copy of which is attached as Exhibit 4 hereto and is incorporated herein by reference.

Except as described herein, SICO and the Other Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of AOS, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1.	Proposal Letter from SICO to AOS dated February 2, 2008

2.	Press Release issued by SICO on February 4, 2008

3.	Loan Agreement, dated August 30, 2001, between SICO and Aid Association for Lutherans

4.	Pledge Agreement, dated August 30, 2001, between SICO and Aid Association for Lutherans

5.	Joint Filing Agreement, dated February 4, 2008, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2008	SMITH INVESTMENT COMPANY

	By:	/s/ Bruce M. Smith
	Name:	Bruce M. Smith
	Title:	Chairman and CEO

ARTHUR O. SMITH

/s/ Arthur O. Smith

BRUCE M. SMITH

/s/ Bruce M. Smith

EXHIBIT INDEX

1.	Proposal Letter from SICO to AOS dated February 2, 2008

2.	Press Release issued by SICO on February 4, 2008

3.	Loan Agreement, dated August 30, 2001, between SICO and Aid Association for Lutherans

4.	Pledge Agreement, dated August 30, 2001, between SICO and Aid Association for Lutherans

5.	Joint Filing Agreement, dated February 4, 2008, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended

Annex A

Executive Officers and Directors of SICO

Name	Position	Principal Occupation or Employment
Edward E. Barr	Director	Retired, Chief Executive Officer of Sun Chemical Group B.V.

Glen R. Bomberger	Director	Retired, Executive Vice President and Chief Financial Officer of A.O. Smith Corporation

Jere D. McGaffey	Director	Retired, Attorney at Foley & Lardner

Arthur O. Smith*	Director	Retired, Chairman, President and Chief Executive Officer of Smith Investment Company

Arthur O. Smith III	Director	Employee of A.O. Smith Corporation

Harold M. Stratton II	Director	President and Chief Executive Officer of STRATTEC SECURITY CORPORATION

Bruce M. Smith*	Chairman, President and Chief Executive Officer	Chairman, President and Chief Executive Officer of Smith Investment Company

Wesley A. Ulrich	Vice President, Chief Financial Officer, Secretary and Treasurer	Vice President, Chief Financial Officer, Secretary and Treasurer of Smith Investment Company

*	Other Reporting Persons

The business address of each person listed above, other than Jere D. McGaffey, Arthur O. Smith, III and Harold M. Stratton, II is 11270 West Park Place, Milwaukee, Wisconsin 53224. Mr. McGaffey’s business address is Foley & Lardner, 777 E. Wisconsin Avenue, Milwaukee, Wisconsin 53202. Mr. Arthur O. Smith, III’s business address is A. O. Smith Corporation, 531 North 4th Street, Tipp City, Ohio 45373. Mr. Stratton’s business address is STRATTEC SECURITY CORPORATION, 3333 West Good Hope Road, Milwaukee, Wisconsin 53217.